EXHIBIT 2
LOAN AGREEMENT

This Loan Agreement (“Agreement”) made this    15th  day of     November   2012 by and between GILLA, INC., a Nevada corporation (“Company”) and CREDIFINANCE CAPITAL CORP., a Delaware corporation (“Noteholder”).

W I T N E S S E T H:

WHEREAS, Noteholder is prepared to make one or more loans or advances to Company in the aggregate principal amount of Two Hundred and Twenty Five Dollars ($225,000) in order to provide working capital and other resources for the business of Company;

WHEREAS, Borrow desires to borrow such funds on the terms and conditions set forth herein;

NOW, THEREFORE, the parties agree as follows:

1. The Loan.  Noteholder has agreed to loan an aggregate of  Two Hundred and Twenty Five Dollars ($225,000)  to Company from time to time as set forth in an 6% Convertible Credit Note (“Note”) annexed hereto as Exhibit A (the “Loan”).  The principal amount of the Loan shall be payable at maturity on or before February 15, 2014 (the “Maturity Date”).  The Loan shall bear interest at the rate of 6% per annum payable annually
commencing       November 15,  2012, all as described in the Note.

2. Use of Proceeds.  The proceeds of the Loan will be used solely to discharge the Company’s property taxes, professional fees associated with preparing the Company’s financial statements and periodic and current reports filed with Securities and Exchange Commission and other regulatory authorities and for acquisitions as may from time to time be determined by the Company.

3. Remedies.  Immediately upon an occurrence of any one or more of the below-enumerated events (herein called “Events of Default”), Noteholder may at any time thereafter declare the Loan owed to Noteholder by Company hereunder and all other liabilities and indebtedness owed by Company to Noteholder to be forthwith due and payable, whereupon the Loan owed to Noteholder by Company and all other liabilities and indebtedness owed by Company to Noteholder with accrued interest thereon, whether contingent or direct, shall forthwith become due and payable upon satisfaction of the notice provisions as provided in the Note.  No right, power or remedy conferred upon Noteholder by this Agreement shall be exclusive of any other right, power or remedy referred to herein or therein or now or hereafter available at law or in equity.

4. Events of Default.  The occurrence of any of the following shall constitute “Events of Default,” and upon the occurrence of any of the following Events of Default:  (i) Company shall fail to make any payment of interest or principal or to perform any obligation hereunder or the Note; (ii) any warranty, representation, covenant or statement made or furnished to Noteholder by or in behalf of Company pursuant to this Agreement or the Note shall have been false in any material respect which made or furnished; or (iii) Company becoming insolvent, filing or subject to a petition under the Bankruptcy Law by or against Company, or making a general assignment for the benefit of creditors all as provided in the Note.

5. Enforcement.  Noteholder shall have the right at all times to enforce the provisions of this Agreement in strict accordance with the terms hereof.  The failure of Noteholder at any time or times to enforce its or their rights under such provisions strictly in accordance with the same shall not be construed as having in any way or manner modified or waived the same.  All rights and remedies of Noteholder are cumulative and concurrent, and the exercise of one right or remedy shall not be deemed a waiver or release of any other right or remedy.

6. Term.  The term of this Agreement shall commence with the date hereof and end upon the payment of the Loan in full.

7. Governing Law.  The laws of Delaware shall govern the construction of this Agreement and the rights and duties of the parties hereto except as otherwise provided.

8. Benefit.  This Agreement shall inure to the benefit of Noteholder’s successors and assigns and shall be binding on Company’s successor and assigns.

9. Notices.  Unless otherwise specified in writing, the mailing addresses of both parties of this Agreement shall be as follows:

Company:                              Gilla, Inc.
112 North Curry Street
Carson, Nevada 89703
Attention:  President

Noteholder:                           Credifinance Capital Corp.
1232 North Ocean Way
Palm Beach FL 33480
Attention:  Georges Benarroch

Any notice or statement given under this Agreement shall be deemed to have been given if sent by registered mail addressed to the other party at the address indicated above or at such other address which shall have been furnished in writing to the addressor.

IN WITNESS WHEREOF, the parties hereto have caused these presents to be duly executed as of the day and year first above written.

COMPANY:

GILLA, INC.
A Nevada Corporation

By:	/s/ Danny Yuranyi
Danny Yuranyi
President & COO

By:	/s/ Graham Simmonds
Graham Simmonds
CEO

NOTEHOLDER:

CREDIFINANCE CAPITAL CORP.
A Delaware Corporation

By:	/s/ Georges Benarroch
Georges Benarroch
President